E:\A1_SEC_Docs_James Webster\Letter of Nov. 2,
2005_Reply.doc
                 Silver Screen Studios, Inc.
                   6050 Peachtree Parkway
                        Suite 240-234
                     Norcross, GA 30092
                     678-368-4094 phone
                     (404) 522-1447 fax
                     sssu@mindspring.com


                      November 1, 2005



              Letter of Date September 29, 2005


James Webster, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0312


Dear Sir:

We are responding to your letter of date September 29, 2005

We will address each comment in your letter and this is our reply.

Financial Statements:

General:

  1. We will file the Form 10KSB/A as soon as our auditor makes the necessary amendments to the Form 10KSB and as soon as final determination is made regarding the issues addressed in this correspondence.

  2.   Statement of Cash Flows, page F-7.


     We are reviewing your comments with our auditor and will have a final reply to your comments with the next
     30 days form the date of this letter.



If there are any further questions, please forward to our attention for immediate review.


Sincerely,


Silver Screen Studios, Inc.


/s/ Donald C. Evans
______________________________
Donald C. Evans, CEO.